Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2022 Financial Year

According to Rule 15 of the Guidelines of the Shanghai Stock Exchange for Self-regulatory Guidelines for Listed Companies No.3 – Industry Information Disclosure No.13 – Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the major operating data for the twelve months ended 31 December 2022 as follows:

I.	MAJOR OPERATING DATA OF THE 2022 FINANCIAL YEAR

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB1,000)
Petroleum products
Diesel	252.02	251.84	18,025,630
Gasoline	257.08	255.84	22,771,659
Jet Fuel note 1	81.70	66.24	4,302,342
Intermediate petrochemicals
PX note 2	58.59	58.54	4,351,345
Benzene note 1	30.32	29.70	2,054,928
Ethylene Glycol note 2	9.57	6.24	258,227
Ethylene Oxide	19.67	19.23	1,261,522
Ethylene note 2	59.81	—	—
Resins and plastics
PE	39.12	38.28	3,331,414
PP	39.70	37.07	3,034,463
Polyester chips note1 note 2	10.75	10.89	695,456
Synthetic fibres
Acrylics	1.96	2.06	324,791

Note 1: Sales volume excluded materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Group’s trading of petrochemical products.

II.	CHANGE IN PRICES OF MAJOR PRODUCTS AND RAW MATERIALS IN THE 2022 FINANCIAL YEAR

	Unit: RMB/ton
Product	The average price in the 2022 financial year	The average price in the 2021 financial year	Year-on-year Change	Compared with the fourth quarter of 2022
Diesel	7,158	5,497	30.21%	-8.16%
Gasoline	8,901	7,322	21.57%	-6.66%
Jet Fuel	6,495	3,700	75.54%	-4.44%
Ethylene	—	—	—	—
PX	7,433	5,643	31.72%	-7.32%
Benzene	6,920	6,141	12.68%	-9.95%
Ethylene Glycol	4,136	4,651	-11.08%	-7.73%
Ethylene Oxide	6,561	6,778	-3.21%	—
PE	8,703	8,713	-0.11%	-5.37%
PP	8,186	8,660	-5.48%	-2.16%
Polyester chips	6,385	5,593	14.17%	4.27%
Acrylics	15,794	15,859	-0.41%	5.85%

Raw material	The average processing cost in the 2022 financial year	The average processing cost in the 2021 financial year	Year-on-year Change	Compared with the fourth quarter of 2022
Crude oil	4,683	3,232	44.87%	-3.03%

III.	MISCELLANEOUS

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 29 January 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.